UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  January 2010

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                         ☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On January 13, 2010, Rosetta Genomics Ltd. (“Rosetta”) entered into a placement agent agreement with Rodman & Renshaw, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to use its reasonable best efforts to arrange for the sale of up to 2,530,000 of Rosetta’s ordinary shares and warrants to purchase up to 1,265,000 ordinary shares in a registered direct public offering.  Rosetta has agreed to pay the Placement Agent an aggregate fee equal to 6.0% of the gross proceeds received in the offering.  In addition, Rosetta has agreed to grant the placement agent warrants to purchase up to an aggregate of 94,875 of Rosetta’s ordinary shares and reimburse the placement agents for expenses incurred by them in connection with the offering in an amount equal to 1.0% of the gross proceeds received by Rosetta in the offering, but in no event in excess of $25,000.

Also on January 13, 2010, Rosetta and certain institutional investors entered into a securities purchase agreement, pursuant to which Rosetta agreed to sell an aggregate of 2,530,000 of its ordinary shares and warrants to purchase a total of 1,265,000 ordinary shares to such investors for gross proceeds of approximately$5.1 million.  The ordinary shares and warrants were sold in units, with each unit consisting of one ordinary share and a warrant to purchase 0.50 of an ordinary share.  The purchase price per unit is $2.00.  Subject to certain ownership limitations, the warrants are exercisable for a period of five years, beginning immediately upon issuance, at an exercise price of $2.50 per share.  The number of shares issuable upon exercise of the warrants and the exercise price of the warrants are adjustable under certain circumstances, including for stock splits, combinations and reclassifications.

The net proceeds to Rosetta from the registered direct public offering, after deducting placement agents fees and expenses (not including the placement agent warrants), Rosetta’s estimated offering expenses, and excluding the proceeds, if any, from the exercise of the warrants issued in the offering, are expected to be approximately $4.5 million.  The offering is expected to close on or about January 19, 2010, subject to the satisfaction of customary closing conditions.

The ordinary shares, warrants to purchase ordinary shares (including the placement agent warrants) and ordinary shares issuable upon exercise of the warrants will be issued pursuant to a prospectus supplement dated as of January 13, 2010, which was filed with the Securities and Exchange Commission (“SEC”) in connection with a takedown from Rosetta’s shelf registration statement on Form S-3 (File No. 333-163063), which became effective on November 24, 2009, and the base prospectus dated as of November 24, 2009 contained in such registration statement.  A copy of the opinion of Yigal Arnon & Co. relating to the legality of the issuance and sale of the ordinary shares, warrants to purchase ordinary shares and ordinary shares issuable upon exercise of the warrants in the offering is attached as Exhibit 5.1 hereto.

The foregoing summaries of the terms of the placement agent agreement, the securities purchase agreement and the warrants are subject to, and qualified in their entirety by reference to, the placement agent agreement, the securities purchase agreement and the form of warrant, which are filed as Exhibits 1.1, 10.1 and 4.1, respectively, to this report and are incorporated herein by reference.  Each of the placement agent agreement and the securities purchase agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.  The provisions of the placement agent agreement and the securities purchase agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Rosetta’s filings with the SEC.

A copy of the press release, dated January 13, 2010, announcing the offering is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Placement Agent Agreement dated as of January 13, 2010 between Rosetta Genomics Ltd. and Rodman & Renshaw, LLC

4.1	Form of Ordinary Share Purchase Warrant to be issued by Rosetta Genomics Ltd. to the investors and the placement agent in the offering

5.1	Opinion of Yigal Arnon & Co.

10.1	Securities Purchase Agreement, dated January 13, 2010, by and between Rosetta Genomics Ltd. and each of the investors in the offering

23.1	Consent of Yigal Arnon & Co. (included in Exhibit 5.1)

99.1	Press release dated January 13, 2010 announcing the offering

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: January 14, 2010	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller VP Finance